Exhibit 5.1

[WSGR LETTERHEAD]

December 16, 2005

Mattson Technology, Inc.
47131 Bayside Parkway
Fremont, CA 94538

Re: Registration Statement on Form S-8

Ladies and Gentlemen:

We have examined the Registration Statement on Form S-8 to be filed by you with the Securities and Exchange Commission on or about December 16, 2005 (the "Registration Statement") in connection with the registration under the Securities Act of 1933, as amended, of $10,000,000 of general unsecured obligations (the "Obligations") of Mattson Technology, Inc. (the "Company") to pay deferred compensation in the future in accordance with the Mattson Technology, Inc. Nonqualified Deferred Compensation Plan (the "Plan"). As your counsel, we have examined the proceedings taken and are familiar with the proceedings proposed to be taken by you in connection with the issuance of the Obligations pursuant to the Plan.

Based on such examination, it is our opinion that the Obligations incurred by the Company in accordance with the Plan will be valid and binding obligations of the Company enforceable against the Company in accordance with the terms of the Plan, except to the extent that enforcement thereof may be limited by (a) bankruptcy, insolvency, reorganization, fraudulent transfer, moratorium or other similar laws relating to or affecting creditors' rights generally and (b) general principles of equity, regardless of whether enforceability is considered in a proceeding at law or in equity.

We consent to the use of this opinion as an exhibit to the Registration Statement, and further consent to the use of our name wherever appearing in the Registration Statement and any amendments thereto.

Very truly yours,

/s/ Wilson Sonsini Goodrich & Rosati

WILSON SONSINI GOODRICH & ROSATI
Professional Corporation